SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 23 May 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Thursday 23 May 2013

BT Group plc

Annual Financial Report

Annual Report & Form 20-F 2013
Summary financial statement & notice of meeting 2013

Following release on 10 May 2013 of its final results for the fourth quarter and year to 31 March 2013 (the Results Announcement), BT announces that the above documents have been published today and are available on its website at www.bt.com/annualreport

Copies of these documents, together with the proxy form for the BT Annual General Meeting, have been submitted to the National Storage Mechanism and will shortly be available for inspection at
http://www.morningstar.co.uk/uk/NSM

For the purposes of complying with the FCA's Disclosure and Transparency Rules, additional information including certain information in the BT Annual Report & Form 20-F 2013 (the Annual Report) is set out below.

Additional Information required by Disclosure and Transparency Rule 6.3.5

The following information, which is extracted from the Annual Report should be read in conjunction with the Results Announcement which includes a condensed set of consolidated financial statements, an indication of the important events that have occurred in the reporting period, and a description of BT's principal risks and uncertainties.  Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.

This material is not a substitute for reading the Annual Report in full and page and note numbers and cross-references in the extracted information below refer to page and note numbers and cross-references in the Annual Report.  Defined terms used refer to terms as defined in the Annual Report.

" 28. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is disclosed in note 6.

Compensation of key management personnel
Key management personnel comprise executive and non-executive directors and members of the Operating Committee. Compensation of key management personnel is shown in the table below:

Year ended 31 March	2013	2012	2011
	£m	£m	£m
Salaries and short-term benefits	10.5	11.6	11.4
Post employment benefits	1.1	1.0	1.4
Share-based payments	6.0	7.8	5.3
	17.6	20.4	18.1

More detailed information concerning directors' remuneration, shareholdings, pension entitlements, share options and other long-term incentive plans is shown in the audited part of the Report on Directors' Remuneration, which forms part of the consolidated financial statements.

Amounts paid to the group's retirement benefit plans are set out in note 19.

During 2012/13 the group purchased services in the normal course of business and on an arm's length basis from Tech Mahindra, which was a principal associate of the group at the beginning of the year. The net value of services purchased was £99m (2011/12: £253m; 2010/11: £258m).  The group disposed of its remaining interest in Tech Mahindra in December 2012.  The amount outstanding and payable for services at 31 March 2013 was £nil (2011/12: £51m, 2010/11: £61m)."

 "Statement of Directors' responsibilities

Each of the directors, whose names and functions are listed on pages 65 to 66 confirms that, to the best of their knowledge:

·    the consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the group

·    the Report of the Directors on pages 11 to 97 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces."

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 23 May 2013